UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Rani Therapeutics Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

753018 100

(CUSIP Number)

Luis Felipe Correa González

South Lake One LLC

Avenida Presidente Riesco 5711

Oficina 1603,

Las Condes, Santiago, Chile

+56 22 798-9600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 15, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) South Cone Investments Limited Partnership
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 8,302,194
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,302,194
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,302,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%(1)
14		TYPE OF REPORTING PERSON (See Instructions) PN

(1)	The percentage calculation is based on 29,489,484 shares of Class A Common Stock of the Issuer issued and outstanding as October 15, 2024, as reported by the Issuer on a prospectus supplement, dated October 15, 2024, filed with the Securities and Exchange Commission (“SEC”) on October 16, 2024.

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) South Lake One LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 8,302,194
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,302,194
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,302,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%(2)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(2)	The percentage calculation is based on 29,489,484 shares of Class A Common Stock of the Issuer issued and outstanding as October 15, 2024, as reported by the Issuer on a prospectus supplement, dated October 15, 2024, filed with the SEC on October 16, 2024.

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) South Lake Management LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 8,302,194
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,302,194
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,302,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%(3)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(3)	The percentage calculation is based on 29,489,484 shares of Class A Common Stock of the Issuer issued and outstanding as October 15, 2024, as reported by the Issuer on a prospectus supplement, dated October 15, 2024, filed with the SEC on October 16, 2024.

This Amendment No. 4 (“Amendment No. 4”), supplements and amends the Statement on Schedule 13D filed on August 9, 2021, as amended by Amendment No. 1 filed on February 1, 2022, and as further amended by Amendment No. 2 filed on March 15, 2023, and as further amended by Amendment No. 3 filed on December 8, 2023 (collectively, the “Prior 13D Filings”), relating to the beneficial ownership of certain shares of Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of Rani Therapeutics Holdings, Inc. (the “Issuer”), a Delaware corporation. Information reported in the Prior 13D Filings remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 4. Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Prior 13D Filings. Responses to each item of this Amendment No. 4 are incorporated by reference into the response to each other item, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

Since the Prior 13D Filings, on October 15, 2024, South Lake One sold an aggregate of 3,829,360 shares of Class A Common Stock for an aggregate sale price of approximately $10.1 million through multiple open-market sales made through a broker-dealer at a weighted average sale price of $2.6484 per share of Class A Common Stock. These sales were timely reported on a Form 4 filed with the SEC.

Item 4.	Purpose of the Transaction.

The information contained above in Item 3 of this Amendment No. 4 is incorporated herein by reference.

The Reporting Persons acquired and hold the shares of Class A Common Stock reported herein for investment purposes. The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine to, directly or indirectly (a) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: (i) the Issuer’s business and prospects; (ii) other developments concerning the Issuer and its businesses generally; (iii) other business opportunities available to the Reporting Persons; (iv) changes in law and government regulations; (v) general economic conditions; and (vi) financial and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein or in the Prior 13D Filings, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)	South Lake Management indirectly holds an aggregate of 8,302,194 shares of Class A Common Stock of the Issuer. Each share of Class A Common Stock is entitled to one vote. South Lake Management beneficially owns 28.2% of the outstanding Class A Common Stock of the Issuer.

South Cone indirectly holds an aggregate of 8,302,194 shares of Class A Common Stock of the Issuer. Each share of Class A Common Stock is entitled to one vote. South Cone beneficially owns 28.2% of the outstanding Class A Common Stock of the Issuer.

South Lake One directly holds an aggregate of 8,302,194 shares of Class A Common Stock of the Issuer. Each share of Class A Common Stock is entitled to one vote. South Lake One directly owns 28.2% of the outstanding Class A Common Stock of the Issuer.

South Lake Management, through South Cone, indirectly controls South Lake One, which has sole voting power and sole dispositive power with respect to 8,302,194 shares of Class A Common Stock of the Issuer held directly by it. South Lake One is wholly owned by South Cone, which is controlled by its general partner, South Lake Management, which is controlled by its Board of Managers.

The shares of Class A Common Stock owned by the Reporting Persons as a percentage of the outstanding shares of Class A Common Stock of the Issuer presented in this Amendment No. 4 is based on 29,489,484 shares of Class A Common Stock of the Issuer issued and outstanding as October 15, 2024, as reported by the Issuer on a prospectus supplement, dated October 15, 2024, filed with the SEC on October 16, 2024.

(c)	On October 15, 2024, South Lake One sold an aggregate of 3,829,360 shares of Class A Common Stock for an aggregate sale price of approximately $10.1 million through multiple open-market sales made through a broker-dealer at a weighted average sale price of $2.6484 per share of Class A Common Stock. These sales were timely reported on a Form 4 filed with the SEC. The information set forth in Item 3 and Item 4 of this Amendment No. 4 is incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1 — Joint Filing Agreement, dated October 17, 2024.

SIGNATURE

After reasonable inquiry and to the best of each of the Prior Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2024

South Lake Management LLC

By:	/s/ Martín Abraham Guiloff Salvador
Name:	Martín Abraham Guiloff Salvador
Title:	Manager

By:	/s/ Luis Felipe Correa González
Name:	Luis Felipe Correa González
Title:	Manager

South Cone Investments Limited Partnership

By	South Lake Management LLC,
as General Partner

	By:	/s/ Martín Abraham Guiloff Salvador
	Name:	Martín Abraham Guiloff Salvador
	Title:	Manager

	By:	/s/ Luis Felipe Correa González
	Name:	Luis Felipe Correa González
	Title:	Manager

South Lake One LLC

By:	/s/ Martín Abraham Guiloff Salvador
Name:	Martín Abraham Guiloff Salvador
Title:	Manager

By:	/s/ Luis Felipe Correa González
Name:	Luis Felipe Correa González
Title:	Manager